Exhibit 99.1

Inspira™ Announces Business Plan Targets

Company to aggressively promote INSPIRA™ ART100 in the U.S. and additional markets following FDA clearance, as well as accelerate plans for ground-breaking INSPIRA™ ART (Gen2)

Ra’anana, Israel, June 20, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a breakthrough medical technology company, announced today that the Company’s President and co-founder, Mr. Joe Hayon, presented a business plan with targets for the Company’s next-generation technologies on a Company conference call today.

On the call, Inspira unveiled plans to build an opportunity for a share of the $19 billion mechanical ventilation market. Inspira’s mission is to eliminate the need for traditional mechanical ventilators, with its flagship the INSPIRA™ ART (Gen 2) device, being designed to perform direct blood oxygenation, with the patient potentially being awake and without the need for intubation.

Alongside the ongoing development of the INSPIRA ART (Gen 2) game-changing adaptive blood oxygenation technology, the Company is working on the multi-site deployment of the 510(k) U.S. Food and Drug Administration (FDA) Cleared INSPIRA ART100, a cardiopulmonary support device. Under the existing distribution agreements with Glo-Med Networks, Inc, the Company has already received the first purchase order from the U.S. distributor, with its first shipment scheduled for Q4 2024.

Key Highlights from the Presentation:

●	The Company outlined the ground-breaking INSPIRA™ ART (Gen2) technology, with the aim of targeting a share of the projected $19 billion global mechanical ventilation market size estimated by 2030.

●	Business goals for 2024-2025: Inspira is on track to submit its HYLA™ blood sensor, a key component of the INSPIRA™ ART (Gen 2) system, for FDA Clearance with Company plans to integrate the technology into the next generation of the INSPIRA™ ART100 device. In addition, Inspira is on track with phase 2 research and development for the VORTX™ blood delivery system and phase 3 verification and validation testing of the HYLA blood sensor.

●	Inspira plans to deploy the INSPIRA™ ART100 in multiple sites and countries, and leverage it as a penetration model for the subsequent generation of its technology, the INSPIRA™ ART (Gen 2). We strongly believe that the INSPIRA™ ART100 research and development and regulatory success story is indicative of future potential breakthrough with INSPIRA™ ART (Gen 2).

About Inspira Technologies OXY B.H.N. LTD.

Inspira™ Technologies is an innovative medical technology company in the life support arena. The INSPIRA™ ART (Gen 2), also known as the INSPIRA™ ART500, shall include the Company’s Adaptive Blood Oxygenation technology and is being designed to continuously measure the patient’s blood parameters in real-time, delivering needed oxygen volume straight into the blood. By elevating patient oxygen saturation levels in minutes, this technology potentially allows patients to remain awake during treatment and therefore may enable patients to be treated in and beyond intensive care units, reducing the need for mechanical ventilation systems that require intubation and medically induced coma.

The Company received FDA 510(k) clearance for its INSPIRA ART100, a Cardiopulmonary Bypass System.

The Company’s other products, including the INSPIRA ART (Gen 2) and HYLA™ blood sensor, have not been cleared or approved for marketing and sales by the US Food and Drug Administration (FDA) or any other regulatory authority.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its plans to build an opportunity for a share of the $19 billion mechanical ventilation market, the potential benefits of its systems and products, the expected delivery of a purchase order, its regulatory status with regards to the HYLA Blood Sensor, its plan to integrate the HYLA Blood Sensor into the next generation of the INSPIRA ART100 system, its research and development and verification and validation testing progress with its products, its plans with regards to the deployment of the INSPIRA ART100, and the belief that the INSPIRA ART100 is a penetration, research and development and regulatory model for the INSPIRA ART (Gen 2). These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, http://www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-107

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